November 29, 2006

By Fax: (202)772-9368

Mr. H. Roger Schwall
Assistant Director
United States Securities
and Exchange Commission
100 F Street N.E., Stop 7010
Washington, DC 20549

Dear Schwall:

Re:	Canadian Zinc Corporation Form 20-F/A for Fiscal Year Ended December 31, 2005 File No. 0-22216

We refer to your further comment letter dated November 16, 2006 and set out hereunder our responses as follows:

Operation and Financial Review and Prospects

Trend Information, Page 42

1.
We note your response to our prior comment number one. Please identify to us the “industry consultants” you refer to in your response. In addition, it appears the disclosure you propose to delete relates to your Canadian GAAP financial information.  As your Operating and Financial Review and Prospects section of your document is a discussion of your Canadian GAAP financial statements, it is unclear to us why you propose to delete the disclosure. Please advise

The “industry consultants” referred to are the Corporate Finance and Mining Analyst teams at each of Octagon Capital Corporation and Northern Securities Inc., both being Canadian brokerage firms through whom the Company raised capital in October 2005 and January 2006, respectively.

We had proposed in the revised filing to delete the paragraph in its entirety because, upon a rereading of the paragraph in light of your first comment letter, it seemed to us that the paragraph was out of place in Part (D) of Item 5 which specifically addresses “Trend Information” in the context of operating and financial review and prospects. The paragraph does not address trend information and Part (D) is not specifically discussing Canadian GAAP financial statements. Further the paragraph seemed inappropriate as under US GAAP the Company expenses all exploration costs and therefore under US GAAP there is no “deferred exploration cost” to be recovered.

However, the paragraph as written is correct (with the substitution of the word “consultants” for “accountants”) and as the paragraph was contained in the original filing, notwithstanding that it may not be particularly appropriate in this location, we are comfortable not deleting it and leaving it in the revised filing.

Suite 1710, 650 West Georgia Street, Vancouver, BC  V6B 4N9
T - 604 688-2001  F - 604 688-2043  email:  kearney@canadianzinc.com

2.
We note your response to our prior comment number two. Please refer to paragraph 8(e) of SFAS 144, and tell us why you do not believe an impairment test associated with your capitalized property acquisition costs is warranted under US GAAP.

The Company, is in the pre-operating phase. The existence of current-period operating losses and cash flow deficiencies is reflective of the company being in the pre-operating phase with no production revenue and is not an indication that the Company’s long lived assets may be impaired and not fully recoverable.

There have been no events or changes in circumstances which would indicate that the carrying amount of the capitalized property acquisition cost, which under US GAAP is only $4,723,350, would not be recoverable. We do not believe that an impairment test is warranted or required at this time.

Financial Statements

Note 3 - Resource Interests

4.
It appears the amount for “exploration and development costs” presented in Note 3 for year 2004 does not agree to the amount presented in Note 13 (c). Please modify your disclosure accordingly. In addition, we note your draft revised financial statements provided with your response concerning your resource interests. Please clarify to us if you believe these adjustments are material and whether you intend to amend your document to reflect the changes.

We acknowledge your comments in respect to the year 2004 and have corrected the amount reported in Note (3) to be in agreement with those amounts referred to in Note (13) (c). We also acknowledge the changes to Note (3) and have made the appropriate reclassification and will amend the document and refile accordingly. We do not believe these adjustments are material.

	2005	2004	2003

Exploration and development costs
Assaying and metallurgical studies	$182,450	$37,310	$1,802
Camp operation and site development	472,075	223,975	5,865
Salaries and consulting - geology, permitting, environmental	393,663	570,780	90,144
Drilling and underground development	-	912,258	-
Lease rental	82,527	58,003	74,145
Permitting and legal	139,821	35,417	38,080
Transportation and travel	155,676	282,920	7,290
	1,426,212	2,120,663	217,326

Amortization - asset retirement obligation	128,720	128,719	24,400
Amortization - mining plant and equipment	36,988	42,837	4,070
Asset retirement accretion	74,216	66,817	3,990

Total exploration and development costs for the year	1,666,136	2,359,036	249,786
Exploration and development costs, beginning of year	12,105,654	9,746,618	9,496,832
Exploration and development costs, end of year	$13,771,790	$12,105,654	$9,746,618

General

3.
We note your response to our prior comment number five. We continue to believe that you should characterize your enterprise consistent with your mining industry stage as defined in NI43-101. Based on your response to certain engineering comments, it appears you are an exploratory stage company under both Canadian and U.S. standards of disclosure for mineral projects. Please remove references to the development stage including those contained in your financial statement headers to avoid investor confusion, as the term “development” has specific meaning in your industry. Please refer to Part 1 - Definitions and Interpretation of NI43-101, and SEC Industry Guide 7. We note your reference to the Canadian GAAP accounting guidance contained in AcG 11.

Engineering Comments

General

5.
After considering your response to our previous engineering comment number 13, we note that your Prairie Creek project has been on standby and maintenance status of over two decades, and it appears that all of your work on site, both underground and above ground, has been directly related to or in support of your underground exploration of the deposit, rather than developing the deposit for production. Also we note that you do not have a current feasibility study and do not have any designated reserves that meet current standards. As such it appears that your project is in the exploration stage and your disclosure in the narrative and financial statements should reflect this fact. Please revise accordingly.

6.
Ordinarily the staff objects to the disclosure of historic resource or reserve estimates, as they do not meet the requirements of Instruction 3 of paragraph(b)(5) of Industry Guide 7. However, given your unique circumstances, we are not objecting to disclosure of these historic estimates, but ask that once you complete your 2006 drilling program and file your new mineral resource estimates, please discontinue disclosing historic estimates in SEC filings.

We note your further comment #6 to our response. We appreciate your understanding of the unique circumstances of the Prairie Creek project. It is our intention upon completion of the current drilling program to prepare new mineral resource estimates. We would point out that the current drilling program will continue into the first quarter of 2007 but we do expect to be in a position to have a new mineral resource estimate completed shortly after completing this drill program.

We also note your comments with regard to the characterization of the enterprise as being at the exploration or development stage. We would suggest that this is a “unique circumstance” and we endeavor in our disclosure to avoid investor confusion.

We are aware that the term “development” has specific meaning in the industry. The Prairie Creek project has, by any measure, passed the “prefeasibility stage”. The mine has been developed with three adits, a total of 5000 metres of underground development, including crosscuts, raises, haulageways and stopes developed. The mining method has been established and tested. The method of mineral processing has been determined. The mill has been built and is in place. All of the support facilities are in place including workshops, engineering shops, water treatment facilities etc. The major part of the capital costs of the development of the deposit has already been incurred. It is estimated that in excess of $100,000,000 (in 2006 dollars ) has been expended on the development of the project.

The deposit was the subject of a historic positive feasibility study based on a historic proven and probable reserve. A study, termed a “Scoping Study” was prepared in 2001 which included a financial analysis which demonstrated the economic viability of the property.

We suggest that the major outstanding item for the project to move directly to production is the re-issue of an operating permit (which had been previously issued). It is estimated that upon the issue of such permit the property could be in production within a period of six months as there is already sufficient underground development on the property to start production immediately. We submit that most of our recent work in connection with the property has been directly related to or in support of obtaining such operating permit. We are conducting the current underground program primarily because we have a permit to carry out that work.

In all of these circumstances to describe the Prairie Creek enterprise as being only at the exploration stage hardly seems complete or appropriate and, we submit, would create investor confusion as to the actual stage of the project.

It appears to us that the disclosure difficulty lies primarily in the fact that we do not have a current technical report prepared in accordance with National Instrument 43-101 confirming the reserves on the property in accordance with current standards. We did not have the need for the preparation of such a report pending the completion of the underground drilling program but we anticipate that such report will be available in 2007. Until now we have been in compliance with NI 43-101 in that we have not been obliged to file an updated technical report because we have not disclosed any new material technical information about the property not contained in a previously filed technical report.

Given these unique circumstances, we would suggest that we continue with our practice, in accordance with Canadian GAAP, to describe the company as a development stage enterprise and include a statement in Note 13(e) that for US GAAP purposes the Company is considered to be an exploration stage enterprise. We hope this is satisfactory but we are prepared to discuss this further with you consider this necessary.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	draft comments or changes to disclosure as well as staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense at any proceedings initiated by the Commission of any person under the Federal Securities laws of the United States.

We look forward to hearing from you.

Yours sincerely

CANADIAN ZINC CORPORATION

/s/ John F. Kearney
John F. Kearney
Chairman and President

Cc:     Kevin Stertzel